

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Via U.S. Mail

Scott H. Pearce
President and CEO
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

> **Re:** **BioFuel Energy Corp.**
> **Amendment No.1 Registration Statement on Form S-1**
> **Filed: November 17, 2010**
> **File No.: 333-169982**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed: November 15, 2010**
> **File No.: 001-33530**

Dear Mr. Pearce:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Form S-1

General

1. We note that in response to comment one in our letter dated November 8, 2010, you have included disclosures indicating that the offering to the backstop parties will be completed privately and have removed from registration the subscription rights and the respective underlying securities that the backstop parties have agreed

to purchase pursuant to the rights offering letter agreement. However, you have not provided any legal basis explaining why the registered offering to the rest of company's existing stockholders may be bifurcated and not integrated with the private offering to the backstop parties, nor have you addressed the backstop commitments. Please provide us with your detailed legal analysis as to why you believe it is appropriate to register the subscription rights and the underlying securities to be purchased by these stockholders on this Form S-1. For further guidance please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at
http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

Part II – Information Not Required in Prospectus, page II-1

Undertakings, page II-9

2. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1 – Opinion of Cravath, Swaine & Moore LLP regarding validity of the securities being issued

3. We note that counsel qualifies its opinion with respect to the preferred stock in paragraph 2 by assuming the filing of the certificate of designations. Please advise us as to why the certificate cannot be filed prior to effectiveness of the registration statement.

4. Please have counsel revise the opinion set forth in paragraph 3 to also opine that the depositary shares entitle their holders to the rights specified in the deposit agreement.

5. Please have counsel revise the opinion set forth in paragraph 4 to remove the assumptions in clauses (i) and (ii). Please be advised that we will not object if counsel assumes that the common stock will be issued upon conversion of the preferred in accordance with the terms of the preferred stock, as set forth in the certificate of designations.

6. Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR as part of your response.

Exhibit 8.1 – Opinion of Cravath, Swaine & Moore LLP regarding certain tax matters

7. We note the statement in the penultimate paragraph that counsel's opinion is qualified by disclosure in the prospectus. As counsel is providing a long-form opinion, counsel must include all qualifications in its opinion. Please revise accordingly.

8. The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities. We note that counsel's opinion in the penultimate paragraph is subject to uncertainty. Please have your counsel explain in detail why it cannot give a "will" opinion by describing the degree of uncertainty and the related risks to the investors.

Preliminary Proxy Statement on Schedule 14A

General

9. To the extent necessary, please revise the proxy disclosures to make them consistent with your disclosures in the Form S-1 as amended.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Craig F. Arcella, Esq. (Via Facsimile at (212) 474-3700)
    Cravath, Swaine & Moore LLP
    825 Eighth Avenue
    New York, NY 10019